EXHIBIT 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 13 November 2020 for use in the group's share saving plan have on 18 November 2020 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,105,015 shares.

As a consequence of her retirement from year-end, Margareth Øvrum's shareholding includes allocation of bonus shares based on savings in 2018, 2019 and 2020.

She has been allocated 4,139 Equinor shares, and has now a total of 78,009 Equinor shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act